Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-II dated April 5, 2013	Term sheet to Product supplement no. 1-II Registration Statement No. 333-177923 Dated April 15, 2013; Rule 433

JPMorgan Chase & Co. $ Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR due April 26, 2023

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 26, 2023.
•	The notes are designed for investors who seek periodic interest payments that (a) for the Initial Interest Periods, are fixed at 2.00% per annum, and then for all subsequent Interest Periods are linked to 3-Month USD LIBOR as determined on each Interest Reset Date plus 1.00%, provided that such rate will not be less than the Minimum Interest Rate of 1.00% per annum or greater than the Maximum Interest Rate of 6.00% per annum, and (b) return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this term sheet.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about April 23, 2013 and are expected to settle on or about April 26, 2013.

Key Terms

Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Accrual Period Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Issue Date of the notes and ending on but excluding April 26, 2023.
Initial Interest Rate:	2.00% per annum
Interest Periods:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying disclosure statement.
Interest Payment Dates:	Interest on the notes will be payable quarterly in arrears on the 26th day of January, April, July and October of each year, commencing on July 26, 2013, to and including the Maturity Date, subject to the Business Day Convention and Accrual Period Convention described below and in the accompanying disclosure statement.
Interest Rate:	With respect to each Initial Interest Period, a rate equal to 2.00% per annum, and with respect to each Interest Period thereafter, a rate per annum equal to 3-Month USD LIBOR plus 1.00%, as determined on each applicable Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate.
Minimum Interest Rate:	1.00% per annum
Maximum Interest Rate:	6.00% per annum
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the calculation agent. If on the applicable Interest Reset Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 1-II.
Interest Reset Date:	Two London Business Days immediately prior to the beginning of the applicable Interest Period.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
Pricing Date:	April 23, 2013, subject to the Business Day Convention.
Issue Date:	April 26, 2013, subject to the Business Day Convention.
Maturity Date:	April 26, 2023, subject to the Business Day Convention.
Business Day Convention:	Following
Accrual Period Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126DS83

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	At variable prices	$	$
Total	At variable prices	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $25.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $10.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $10.00 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $25.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions that may be allowed to other dealers, exceed $50.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.
(3)	JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $990.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 15, 2013

JPMorgan Structured Investments —
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II and “Selected Risk Considerations” below, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY – Regardless of the performance of 3-Month USD LIBOR, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS – The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 1.00%, provided that such rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes except to the extent of original discount issue, if any. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

JPMorgan Structured Investments —	TS-1
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Selected Risk Considerations

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, EXCEPT FOR THE FIRST YEAR, THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – With respect to the Initial Interest Period, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 1.00%, provided that such rate will not be less than the Minimum Interest Rate or greater than the Minimum Interest Rate.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON 3-month usd LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL – The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 3-Month USD LIBOR, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 3-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Rate and on the value of the notes in the secondary market. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period other than an Initial Interest Period.
•	THE INTEREST RATE ON THE NOTES IS SUBJECT TO THE MAXIMUM INTEREST RATE – The Interest Rate for an Interest Period (other than an Initial Interest Period) is variable; however, it will not exceed the Maximum Interest Rate set forth on the front cover of this term sheet, regardless of the performance of 3-Month USD LIBOR. In other words, for an Interest Period (other than an Initial Interest Period), if 3-Month USD LIBOR plus 1.00% is greater than or equal to the Maximum Interest Rate, your Interest Rate on the notes will be capped at the Maximum Interest Rate.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES – after the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on 3-Month USD LIBOR plus 1.00%, provided that such rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	3-month usd LIBOR will be affected by a number of factors — The amount of interest payable on the notes after the Initial Interest Periods will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
•	changes in, or perceptions, about future 3-Month USD LIBOR levels;
•	general economic conditions in the United States;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	3-month usd LIBOR may be volatile —3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
JPMorgan Structured Investments —	TS-2
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation; and
•	performance of capital markets.

Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing to the Minimum Interest Rate of 1.00% per annum and thus in the reduction of interest payable on the notes.

•	Certain BUILT-IN costs are likely to adversely affect the value of the notes prior to maturity — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of 3-Month USD LIBOR;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	VARIABLE PRICE REOFFERING RISKS — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $990.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	TAX DISCLOSURE – The information under “Treated as Variable Rate Debt Instruments "in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated as Variable Rate Debt Instruments " in a supplement to this term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.
JPMorgan Structured Investments —	TS-3
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Hypothetical Interest Rate for an Interest Period other than an Initial Interest Period

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of 3-Month USD LIBOR and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this term sheet. The hypothetical 3-Month USD LIBOR and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate (after the Initial Interest Periods)
7.00%	+	1.00%	=	6.00%*
6.00%	+	1.00%	=	6.00%*
5.00%	+	1.00%	=	6.00%*
4.00%	+	1.00%	=	5.00%
3.00%	+	1.00%	=	4.00%
2.00%	+	1.00%	=	3.00%
1.00%	+	1.00%	=	2.00%
0.00%	+	1.00%	=	1.00%**
-1.00%	+	1.00%	=	1.00%**
-2.00%	+	1.00%	=	1.00%**
-3.00%	+	1.00%	=	1.00%**

*The Interest Rate cannot be greater than the Maximum Interest Rate of 6.00% per annum.

**The Interest Rate cannot be less than the Minimum Interest Rate of 1.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume that each Interest Period is not an Initial Interest Period, assuming the actual number of calendar days in the applicable Interest Period is 90.

Example 1: After the Initial Interest Periods, 3-Month USD LIBOR is 2.00%. The Interest Rate is 3.00% per annum calculated as follows:

2.00% + 1.00%= 3.00%

The interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 3.00% × (90/360) = $7.50

Example 2: After the Initial Interest Periods, 3-Month USD LIBOR is 7.00%. Because 3-Month USD LIBOR of 7.00% plus 1.00% exceeds the Maximum Interest Rate of 6.00% per annum, the Interest Rate is the Maximum Interest Rate of 6.00% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 6.00% × (90/360) = $15.00

Example 3: After the Initial Interest Periods, 3-Month USD LIBOR is -2.00%. Because 3-Month USD LIBOR of -2.00% plus 1.00% is less than the Minimum Interest Rate of 1.00% per annum, the Interest Rate is the Minimum Interest Rate of 1.00% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 1.00% × (90/360) = $2.50

JPMorgan Structured Investments —	TS-4
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Historical Information

The following graph sets forth the weekly historical performance of 3-Month USD LIBOR from January 4, 2008 through April 12, 2013. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page “LIBOR01” at approximately 11:00 a.m., London time on April 15, 2013 was 0.27760%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Interest Reset Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

JPMorgan Structured Investments —	TS-5
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR